Rafeal Brown, we’re thrilled to have you as part of our team!

YOUR ROLE Chief Financial Officer	REPORTING TO CEO Corey Thomas
ANNUAL SALARY $450,000	START DATE December 1, 2025
BONUS TARGET 75%	RESTRICTED STOCK UNITS $10,000,000 *

At Rapid7, we are on a mission to create a secure digital world for our customers, our industry, and our communities. We do this by embracing tenacity, passion, and collaboration to challenge what’s possible and drive extraordinary impact.
With this letter, we invite you to officially accept the opportunity to join our team. Once you sign and return it back to us, we can celebrate the good news and start the next steps of the onboarding process.
On behalf of all of us at Rapid7, we look forward to seeing how your contributions and ideas create impact for both your team and your customers - whether they are internal or external.

Rapid7 is an exciting organization and we have a reputation for being innovative. In a survey, our employees described Rapid7 as being: collaborative, edgy, hard-working, zany, fast, urgent, cool, punk, life-changing, energetic, driven, teamwork, and feisty… and some other wonderful words and phrases! We’re looking forward to see what new adjectives you’ll come up with as you influence the culture here.
Right now we want you to read the offer letter, sign and accept it, and get this back to us ASAP so we can tell people the good news! Congratulations on choosing Rapid7 for the best part of your career.
We are pleased to confirm our offer to have you join Rapid7 LLC as Chief Financial Officer, reporting to Corey Thomas (our Chief Executive Officer), with a start date of December 1, 2025. In your capacity as Chief Financial Officer, you will perform the duties and responsibilities that are commensurate with your position and such other duties as may reasonably be assigned to you from time to time by the Chief Executive Officer or our Board of Directors. You agree to devote your full business time, attention and best efforts to the performance of your duties and to the furtherance of Rapid7’s interests. Notwithstanding the foregoing, nothing in this offer letter shall preclude you from devoting responsible periods of time to charitable and community activities and managing personal investments and assets; provided that none of these activities interferes with the performance of your duties hereunder or would otherwise violate any restrictive covenant agreement between you and Rapid7.
Your normal place of work will be the Rapid7 offices located in Boston, Massachusetts.
Your annual salary will be $450,000, payable in accordance with Rapid7’s regular payroll procedures (as may be in effect from time to time), which is currently bi-weekly, and less any applicable withholdings or deductions. Annual salary will be reviewed on an annual basis for increase (but not decrease).
Subject to you commencing your employment with us, you will also receive a cash sign-on bonus of $250,000, payable within 45 days after your start date, less applicable withholdings or deductions (the “Sign-On Bonus”). Should you resign without Good Reason (as defined below) from Rapid7, or are terminated by Rapid7 for Cause, as defined in the Rapid7, Inc. 2015 Equity Incentive Plan, as amended (the “Equity Plan”), at any time during your first year of employment, you will be required to repay a pro-rata portion of the amount of the Sign-On Bonus that was paid to you within 45 days of your resignation or termination of employment, as applicable. If you do not repay the net amount of your Sign-On Bonus within 45 days of your separation date, you agree to have such amount be offset from your salary or other monies owed to you by Rapid7, including, but not limited to, wages, bonus and severance to the extent permitted by applicable law. For the avoidance of doubt, no repayment shall be required in the event that your employment is terminated by the Company without Cause, by you with Good Reason, or due to your death or Disability (as defined in the Equity Plan).
In addition, beginning in 2026, you will be eligible for an annual bonus opportunity expressed as 75% of your annual salary (the “Annual Bonus”). Your Annual Bonus will be measured based on objectives mutually agreed between you and the Compensation Committee from time to time, and subject to the Rapid7, Inc. Executive Incentive Bonus Plan, as may be amended from time to time. As a condition precedent to earning and receiving your Annual Bonus, you must remain an active employee with Rapid7 through the date the Annual Bonus is paid to you. If your employment has been terminated for any reason before such date, then you will not be entitled to any unpaid bonus even where such bonus has been communicated to you or otherwise determined, except as otherwise set forth in the Severance Agreement (as defined below). Notwithstanding the foregoing, your bonus opportunity for calendar year 2026 shall be not less than 75% of your annual salary.
* In connection with the commencement of your employment with Rapid7 and subject to approval by the Compensation Committee, not later than 30 days following the Start Date, you will receive a “New Hire” restricted stock unit award with a grant date value of $7,500,000, with the underlying number of shares of common stock for such award determined using the 30-trading day average closing price through and including the grant date, pursuant to the terms and conditions of the Equity Plan (or any successor equity incentive plan) and the applicable award agreement thereunder. Such award shall vest over a three-year period with 1/3 vesting on December 15, 2026, with quarterly vesting thereafter, subject to your continued service on such vesting date.
* In connection with the commencement of your employment with Rapid7 and subject to approval by the Compensation Committee, you will also be eligible to receive, not later than March 31, 2026, an “Executive Grant” performance-based restricted stock unit award with an approximate value of $2,500,000, with the terms of such award, including, without limitation, the underlying number of shares of common stock subject to such award, the performance metrics and performance period, the vesting schedule etc., to be determined in the sole discretion of the Compensation Committee.
* In connection with the commencement of your employment with Rapid7 and subject to approval by the Compensation Committee, you will also receive, in the first quarter of calendar 2026, a “Supplemental” equity award with an approximate value of $5,000,000, under a new program to be established by Rapid7, with the terms of such award to be determined in the sole discretion of the Compensation Committee. If such program is not established, and such award is not granted, prior to March 31, 2026, then you will receive, instead of the Supplemental equity award, an additional performance-based restricted stock unit award with an approximate value of $2,000,000, with the terms of such award, including, without limitation, the underlying number of shares of common stock subject to such award, the performance metrics and performance period, the vesting schedule etc., to be determined in the sole discretion of the Compensation Committee.
Rapid7 will enter into its form of Severance and Equity Award Vesting Acceleration Letter Agreement with you following the date hereof (the “Severance Agreement”).
Rapid7 will enter into its form of Indemnity Agreement with you following the date hereof.
During your employment with Rapid7, you will be eligible to participate in the employee benefit plans and programs applicable generally to other similarly situated executives of Rapid7, in accordance with the terms of such plans and programs, as are in effect from time to time.

Any payments made or benefits provided to you under this offer letter or otherwise paid to you in the form of compensation will be net of all withholdings or deductions required by applicable law.
You will be subject to and required to abide by all of Rapid7’s personnel policies applicable to you to the extent applicable to similarly situated employees of Rapid7 or as otherwise required by applicable law or applicable stock exchange listing rules, including, without limitation, the Rapid7, Inc. Compensation Recoupment Policy, the Rapid7, Inc. Amended and Restated Insider Trading and Trading Window Policy, stock ownership guidelines and any other code of conduct or personnel policy adopted by Rapid7 (as in effect from time to time).
It is intended that the provisions of this offer letter comply with or are exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (together with the regulations and other interpretive guidance issued thereunder, “Section 409A”), and all provisions of this offer letter will be construed and interpreted in a manner consistent with such intent. In no event shall Rapid7 or any of its affiliates be liable for any additional tax, interest or penalty that may be imposed on you by Section 409A.
Rapid7 is an “at-will” employer. That means that both employees and Rapid7 have the right to terminate employment at any time, with or without advance notice, and with or without cause. No one other than an officer of Rapid7 (or any other duly authorized person) has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any agreement contrary to this policy, and any such agreement must be in writing and must be signed by an officer of Rapid7 and by the affected employee. For the avoidance of doubt, alterations to this offer letter or the Severance Agreement may not be made without your consent.
The terms of this offer letter, and any action arising hereunder, shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Massachusetts without giving effect to any choice of law or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Massachusetts and I hereby expressly consent to the personal jurisdiction and venue of the state and federal courts located in the Commonwealth of Massachusetts for any lawsuit filed there against me by Rapid7 arising from or related to this Agreement. Your offer is contingent upon (1) successful completion of a routine background investigation and references; (2) signing of the Rapid7 Confidentiality, Assignment, and Non-Solicitation Agreement; (3) signing of the Rapid7 Media Release Form; (4) signing of the Rapid7 Employee Handbook, which acknowledges all Rapid7 policies; and (5) your completion and Rapid7’s review of your responses to its 2025 Executive Officers’ Questionnaire. You also must establish your identity and authorization to work as required by the Immigration Reform and Control Act of 1986 (IRCA). Under separate cover you will receive a copy of the Employment Verification Form (I-9), with instructions required by IRCA;.
This letter sets forth our entire agreement and understanding regarding the terms of your employment with Rapid7 and supersedes any prior representations or agreements, whether written or oral. Please let us know of your decision to join Rapid7 by signing a copy of this offer letter and returning it to us no later than 5:00 p.m. Eastern Time two (2) business days after the date of this offer letter.

We look forward to you accepting our offer and becoming part of the Rapid7 team.
Accepted and Agreed:
Signature: /s/ Rafe Brown Date: November 1, 2025

Rapid7: /s/ Katie Kulikoski
Katie Kulikoski, Chief People Officer